UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Christopher F. Graham, Esq.
McKenna Long & Aldridge LLP
230 Park Avenue
New York, NY 10169
212-922-1819

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 2 of 9 Pages)

CUSIP No. G0535E106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Pacific Electric Wire & Cable Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,075,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,075,354
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,075,354
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% of outstanding shares of common stock, $0.01 par value per share as of March 11, 2009
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G0535E106	SCHEDULE 13D	Page 4 of 9 Pages

Statement for Schedule 13D/A

Pacific Electric Wire & Cable Co., Ltd., a Republic of China corporation ("Pacific Electric"), is filing this Amendment No. 2 to Schedule 13D with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Asia Pacific Wire & Cable Co., Ltd., a Bermuda corporation (the "Company"). This Amendment No. 2 amends the initial statement that Pacific Electric and its wholly-owned subsidiary, Moon View Ventures Limited, B.V.I. ("Moon View") filed on Schedule 13D with the Securities and Exchange Commission (the "Commission") on September 27, 2005 (the "Initial Statement"), as amended by Amendment No. 1 thereto filed on November 7, 2007.

The filing of this Amendment No. 2 shall not be construed as an admission that Pacific Electric, or any of its executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

This Amendment No. 2 amends the Initial Statement by amending and supplementing the Initial Statement as follows:

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 7 Fl. B, No. 132, Sec. 3, Min-Sheng East Rd., Taipei 105, Taiwan, Republic of China.

Item 2.	Identity and Background
(a)	Pacific Electric is filing this statement. The executive officers and directors of Pacific Electric are set forth in Item 2(c) of this Statement.
(b)	The business address of Pacific Electric is 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan, Republic of China. The principal business addresses of Pacific Electric's respective executive officers and directors are set forth in Item 2(c) of this statement.
(c)	Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. The present principal occupation or employment of Pacific Electric's executive officers and directors, and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

CUSIP No. G0535E106	SCHEDULE 13D	Page 5 of 9 Pages

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PACIFIC ELECTRIC

Name	Position at Pacific Electric	Principal Business Address	Citizenship
Yuan Chun Tang	Director & Chairman	Pacific Electric Wire & Cable Co., Ltd. 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Republic of China
Sun Tao-Tsun, Jack	Director & Vice Chairman	Pacific Electric Wire & Cable Co., Ltd. 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Republic of China
Lee Chao Chun, Michael	Director & CEO	Pacific Electric Wire & Cable Co., Ltd. 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Republic of China
Sun Tao-Heng, David	Director & President	Pacific Electric Wire & Cable Co., Ltd. 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Republic of China
Chow Chun Cheng, Andy	Director & Executive Vice President	Pacific Electric Wire & Cable Co., Ltd. 26Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Republic of China
Tung Ching-Yun, Tom	Director	Director, Bao-Hua Investment Corporation 10-1Fl., No. 100, Zhou Zi St., Nei-Hu District 114, Taipei City, Taiwan R.O.C.	Republic of China
Tung Shio Shing	Director	Supervisor, Bao-Hua Investment Corporation 10-1Fl., No. 100, Zhou Zi St., Nei-Hu District 114, Taipei City, Taiwan R.O.C.	Republic of China

(d)	During the last five years, neither Pacific Electric nor any of its current executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither Pacific Electric nor any of its current executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and was or is, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Pacific Electric is incorporated in Taiwan, the Republic of China. The citizenship of each director and executive officer of Pacific Electric is set forth in Item 2(c) of this Statement.

CUSIP No. G0535E106	SCHEDULE 13D	Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration

On March 27, 2009, Pacific Electric entered into a Stock Purchase Agreement with SOF Investments, L.P. ("SOF"), a Delaware limited partnership (the "Purchase Agreement"). Under the Purchase Agreement, SOF sold 1,410,739 shares of Common Stock to Pacific Electric for $6,557,149 in cash from Pacific Electric's working capital.

No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction

On March 27, 2009, Pacific Electric entered into a Stock Purchase Agreement with SOF to purchase 1,410,739 shares of the Common Stock for investment purposes.

As of the date hereof, Pacific Electric does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. G0535E106	SCHEDULE 13D	Page 7 of 9 Pages

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Pacific Electric reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer
(a)	Pacific Electric is the beneficial owner of 9,075,354 shares of the Common Stock of the Company, representing 65.6% of the outstanding shares as of March 11, 2009, the most recent date in which the amount of the Company's outstanding shares were avaiable to the public. Pacific Electric beneficially owns 1,410,739 shares directly and the remaining shares indirectly, as a result of Pacific Electric's control of its wholly-owned subsidiary, Moon View, which beneficially owns 6,707,948 shares of the Common Stock, representing 48.5% of the outstanding shares as of March 11, 2009, and as a result of Pacific Electric's control of its wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation ("Pacific Holdings"), which beneficially owns 656,667 shares of the Common Stock, representing 4.7% of the outstanding shares as of March 11, 2009.
(b)	Pacific Electric has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 9,075,354 shares of the Common Stock, subject only to the limitations put forth in the Shareholders' Agreement, which is attached and described in Item 6 of this Statement.
(c)	Pacific Electric has not effected any transactions with respect to the Common Stock during the past sixty days, aside from the transaction of March 27, 2009 reported in Item 3, which is the subject of this Amendment No. 2 to Schedule 13D.
(d)	To the knowledge of Pacific Electric, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.
(e)	Not applicable. Pacific Electric continues to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contracts, arrangements and understandings between Pacific Electric and any other person with respect to any securities of the Company include an Amended and Restated Shareholders' Agreement by and among Pacific Electric, the Company and SOF, effective as of March 27, 2009 (the "Shareholders' Agreement").

CUSIP No. G0535E106	SCHEDULE 13D	Page 8 of 9 Pages

The Shareholders' Agreement provides, among other things, that (1) the Company must maintain a registration covering the Common Stock with the Commission; (2) the Company must list the Common Stock on a national exchange by a certain date; (3) SOF has (a) rights to demand an underwritten offer of the Common Stock under certain conditions, (b) rights to piggyback on any registration statement filed by the Company for the account of anyone other than SOF, (c) rights to have an accounting firm appointed to consider certain U.S. federal tax implications of the Common Stock of the Company for SOF, (d) rights to have distributions paid out to cover certain tax burdens of holding the Company's Common Stock, (e) rights to have advance notice from Pacific Electric of sales or transfers of shares held by Pacific Electric to others, (f) rights to tag-along a pro rata number of shares on certain sales by Pacific Electric to others, (g) preemptive rights to buy from the Company a pro rata amount of Common Stock issued in the future, and (h) rights to elect to have Pacific Electric purchase shares of the Common Stock on breach of certain other covenants in the Shareholders' Agreement.

The foregoing description of the Shareholders' Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Shareholders' Agreement, which is filed as Exhibit 1 hereto, and which is incorporated herein by reference.

To the best knowledge of Pacific Electric, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Pacific Electric and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
Exhibit No.	Description
1	Amended and Restated Shareholders' Agreement by and among the Company, Pacific Electric, and SOF Investments L.P, dated March 27, 2009.

CUSIP No. G0535E106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

3/27/2009 (Date)
/s/ David Tao-Heng Sun David Tao-Heng Sun President, Pacific Electric